November 7, 2008
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
Ms. Kristi Marrone
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MarketAxess Holdings Inc. (the “Company”)
Form 10-K for the period ended December 31, 2007, filed March 3, 2008
Proxy Statement filed April 23, 2008
File No. 0-50670
Dear Ms. Marrone:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the above referenced Annual Report on Form 10-K (“2007 Form 10-K”) of MarketAxess Holdings Inc., a Delaware corporation (the “Company” or “MarketAxess”), in your letter dated October 24, 2008. I am writing to respond to the comments. For your convenience, your comments are set forth in this letter, followed by our responses.
Form 10-K filed March 3, 2008
Agency Bond Market, page 6
1.	In this section, you refer to Sallie Mae as a U.S. Government-sponsored agency. It appears that Sallie Mae terminated all ties to the federal government in 2004. In future filings, please revise your disclosure accordingly.
     We will not refer to Sallie Mae as a U.S. Government-sponsored agency in future filings.
Note 4. Securities, page 80
2.	We note that auctions for $11.0 million of your auction rate securities failed in February 2008, but you do not believe that the value of these investments was impaired. We also note that as of June 30, 2008 you have recorded an unrealized loss of $0.4 million on the

Ms. Kristi Marrone	November 7, 2008
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$9.0 million of auction rate securities remaining on your balance sheet. Please tell us, and disclose in future filings:
•	the key terms of these securities, such as maturity dates, auction reset provisions, interest rate provisions

•	the valuation techniques used, including key assumptions such as liquidity discounts

•	the number, in addition to dollar value, of failed auctions

•	how and when you anticipate that principal on auction rate securities will become available

•	whether any auction rate securities have been sold during the period, and if so, whether losses were realized upon the sale.

We note that in some cases, the pool of assets underlying the securities is guaranteed by the U.S. Department of Education. Please quantify for us the meaning of “in some cases.” Please also tell us the nature of the collateral on your remaining auction rate securities.

Please describe to us your experience with auctions subsequent to year end. Specifically, quantify for us the par value of your auction rate securities that have had at least one auction since your fiscal year end, and tell us the results of those auctions, separately discussing and quantifying those that failed and those that were successful. To the extent that any securities have had multiple auctions, some of which failed and some of which were successful, you should explain this in reasonable detail in your response.
As of December 31, 2007, we had invested in eight municipal auction rate securities (“MARS”) with a par value of $13.1 million. Auctions for six MARS with a par value of $11.2 million began to fail in February 2008. Since our first MARS failure on February 12, 2008, two securities have been redeemed by the issuer at an aggregate par value of $2.3 million ($1.3 million on August 21, 2008 and $1.0 million on October 16, 2008), one security had a partially successful auction at par value of $235,000 on February 27, 2008 and one security had a successful auction at par value of $2.0 million on March 17, 2008. In addition, on October 29, 2008, we entered into an agreement with the investment manager used to purchase our three remaining MARS, in which the investment manager agreed to buy the MARS from us at their aggregate par value of $6.7 million. This transaction is expected to settle during the fourth quarter of 2008, after which we will have no investments in MARS. A summary of the MARS activity by security follows:

Ms. Kristi Marrone	November 7, 2008
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	Principal Balance
	As of	Successful	Redeemed	As of
	Feb. 12, 2008	Auction	by Issuer	Nov.7, 2008

Maine Fin Auth Ed LN	$2,300,000	$—	$—	$2,300,000
Student Loan Wash ED	2,400,000	—	—	2,400,000
Wyoming Student LN	2,000,000	—	—	2,000,000
Mass EL FING	1,000,000	—	(1,000,000)	—
N J Economic Dev Auth	1,500,000	(235,000)	(1,265,000)	—
NY City HSG Dev Corp	2,000,000	(2,000,000)	—	—

	$11,200,000	$(2,235,000)	$(2,265,000)	$6,700,000

Please note that the $11.0 million auction rate securities figure disclosed in our 2007 Form 10-K was derived by subtracting the partially successful auction of $235,000 on February 27, 2008 from the $11.2 million balance as of February 12, 2008, the date of the first failed auction.
A summary of our response to your request for information on our remaining MARS and expanded disclosure in future filings follows:
•	MARS liquidity is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals. Each of the MARS outstanding as of September 30, 2008 reset at 35-day intervals. One of the MARS outstanding at June 30, 2008 reset at a 180-day interval.

•	The four remaining MARS as of September 30, 2008 have maturity dates ranging from December 2033 to January 2038.

•	MARS interest rates are generally based on either a commercial paper rate, treasury bill or other stated index; the rates currently being paid on the three remaining MARS range from 2.43% to 6.04%.

•	In addition to receiving pricing data from our investment custodian, we used a valuation technique to estimate fair value that incorporated assumptions about an anticipated term (10 years as of June 30, 2008 and September 30, 2008) and a yield that a market participant would require to purchase an equivalently rated municipal security. For example, if our MARS was rated AA by Standard & Poors, the inputs in our valuation model were based on the Standard & Poors AA-rated general obligation municipal security index with a 10-year maturity.

•	Each of the four remaining MARS held as of September 30, 2008 has experienced seven or eight failed auctions and no successful or partially successful auctions since February 2008.

Ms. Kristi Marrone	November 7, 2008
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•	As noted in your comment, as of June 30, 2008, we had investments in MARS with an aggregate par value of $9.0 million. On August 21, 2008, our NJ Economic Dev Auth MARS was redeemed at its par value of $1.3 million and on October 16, 2008, our MASS EL FING MARS was redeemed at its par value of $1.0 million. On October 29, 2008, we entered into an agreement with the investment manager used to purchase the three remaining MARS, in which the investment manager agreed to buy the three MARS from us at their aggregate par value of $6.7 million.

•	The Company did not sell any MARS during the nine months ended September 30, 2008.
We have revised the disclosure in our Form 10-Q for the period ended September 30, 2008, filed with the SEC on October 31, 2008 (the “Third Quarter 2008 Form 10-Q”), to address the five points in your letter relative to the four remaining MARS as of September 30, 2008. In addition, we disclosed that our investment manager will buy the three MARS for their aggregate par value of $6.7 million. Reference is made to Note 5 to the unaudited financial statements included in the Third Quarter 2008 Form 10-Q. We have also summarized in Exhibit A the key terms for the remaining MARS as of September 30, 2008.
As noted in your comment and disclosed in Note 4 to the consolidated financial statements included in our 2007 Form 10-K, we did not believe that the value of our MARS had been impaired as of December 31, 2007. Five of the six MARS held as of February 12, 2008 had auctions in January 2008 and each such auction was successful. The other MARS reset at 180-day intervals and did not have its first auction until February 2008. Given that the securities had not experienced auction failures through year-end 2007 and based on the investment custodian pricing data that indicated that the fair value of our MARS was equal to the par value in each case, we concluded our MARS were not impaired at December 31, 2007.
With regards to guarantees by the U.S. Department of Education, the pool of assets underlying MARS with an aggregate par value of $6.7 million (75% and 87% of total MARS at June 30, 2008 and September 30, 2008, respectively) are guaranteed under the Federal Family Education Loan Program (“FFELP”). FFELP is a program of the U.S. Department of Education. The collateral for each of the four MARS outstanding as of September 30, 2008 is comprised of student loans.
With regards to our auction experience, each of the six MARS held as of February 12, 2008 has had at least one auction. The par value $2.0 million NY City HSG Dev Corp MARS had a successful auction in March 2008 after experiencing an unsuccessful auction in February 2008. The NJ Economic Dev Auth MARS had a partially successful auction in February 2008. Of the $1.5 million par value for the NJ Economic Dev Auth MARS, $235,000 was successfully liquidated during the auction process. The other four MARS experienced a series of failed auctions beginning in February 2008. A summary of the auction experience from February 12, 2008 (date of first failed auction) through November 7, 2008 is as follows:

Ms. Kristi Marrone	November 7, 2008
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		Number of
	Principal			Partially
	Balance as of		Successful	Successful	Failed
	Feb. 12, 2008	Auctions	Auctions	Auctions	Auctions

Maine Fin Auth Ed LN	$2,300,000	8	—	—	8
Student Loan Wash ED	2,400,000	8	—	—	8
Wyoming Student LN	2,000,000	8	—	—	8
Mass EL FING	1,000,000	7	—	—	8
N J Economic Dev Auth	1,500,000	1	—	1	1
NY City HSG Dev Corp	2,000,000	2	1	—	1

	$11,200,000

The information regarding the number of auctions, successful auctions and failed auctions is presented through the earlier of the date of redemption by the issuer, the successful auction date or November 7, 2008. The table does not track auction activity subsequent to the date of a complete redemption by the issuer (i.e., NJ Economic Dev Auth MARS subsequent to August 21, 2008) or fully successful auction (i.e., NY City HSG Dev Corp MARS on March 17, 2008).
Exhibits 31.1 and 31.2
3.	We note that the certifications are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, including the parenthetical disclosure in paragraph 5. In future filings, please ensure that the certifications of your current Principal Executive Officer and Principal Financial Officer are in the exact form currently set forth in Item 601(b)(31) of Regulation S-K.
We have revised the certifications in Exhibits 31.1 and 31.2 to the Third Quarter 2008 Form 10-Q, and will include the required certifications in proper form in future filings, as and when required by Item 601(b)(31) of Regulation S-K.
Proxy Statement filed April 23, 2008
Director Information, page 5
4.	In future filings, please clearly disclose the employment of Mr. Gomach from June 2007 to present and Mr. Steinhardt from December 2005 to present.
We will include this disclosure in future filings in which the information required by Item 401 of Regulation S-K with respect to Messrs. Gomach and Steinhardt is required to be included.

Ms. Kristi Marrone	November 7, 2008
United States Securities and	Page 5 of 9
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5.	In future filings, please disclose when Mr. Hernandez became the Head of Global Equities for JPMorgan.
We will include this disclosure in future filings in which the information required by Item 401 of Regulation S-K with respect to Mr. Hernandez is required to be included.
Description of 2008 Incentive Program, page 16
6.	We note that Mr. Rucker is not included as a named executive officer that would be entitled to receive payment from the Bonus Pool. In future filings, please explain why Mr. Rucker is not included.
Page 16 of the Proxy Statement (the “Proxy Statement”) for the 2008 Annual Meeting of Stockholders of the Company (the “2008 Annual Meeting”) discusses the Company’s 2008 Code Section 162(m) Performance Incentive Program (the “2008 Incentive Program”). The purpose of the 2008 Incentive Program is to provide tax-qualifying performance incentive opportunities in 2008 for each key named executive officer of the Company who is subject to Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), and whose aggregate compensation in 2008 might otherwise not be deductible by the Company without such a program. The 2008 Incentive Program was approved by the Company’s stockholders at the 2008 Annual Meeting on June 5, 2008.
With regard to your inquiry regarding the exclusion of Mr. Rucker, the Company’s Chief Financial Officer, from the 2008 Incentive Program, the Company is relying on Notice 2007-49 issued by the Internal Revenue Service, which provides that the “covered employee” group for tax years ending on or after December 15, 2006 consists only of the principal executive officer of the Company (the “PEO”) (which, in the case of the Company, is Mr. McVey, the Company’s Chief Executive Officer) and the three most highly compensated officers for the tax year other than the PEO and the principal financial officer of the Company (the “PFO”) (which, in the case of the Company, is Mr. Rucker, the Company’s Chief Financial Officer). The PFO, therefore, is no longer a “covered employee” for purposes of determining compliance with Section 162(m) and thus has not been included in the 2008 Incentive Program. Besides the CEO and CFO, the Company has only two other named executive officers: its President, Mr. Millet, and its Chief Information Officer (“CIO”), Mr. Themelis. As such, the CEO, President, and CIO comprise the three individuals who participate in the 2008 Incentive Program. Please note that Mr. Rucker’s incentive opportunities and any actual bonus payment remain subject to the determination and discretion of the Company’s Compensation Committee.
Compensation Discussion and Analysis, page 20
7.	Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For instance, we note that there are substantial differences between the levels of compensation received by the

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named executive officers. The basis for such differences should be explained. Please revise future filings accordingly.
As required by Release 33-8732A, Section II.B.1, we will describe the differences in compensation levels with respect to the named executive officers in future filings.
Annual Variable Performance Awards Payable in Cash, page 25
8.	We note that the bonus pool is based on the percentage of pre-tax operating income, before cash bonus expense. Please tell us the percentage used to arrive at the amount of the pool for 2007. Please refer to Item 402(b)(1)(v) of Regulation S-K.
For the year ended December 31, 2007, the total bonus pool was $13.4 million, made up of a minimum accrual and a variable accrual based on a percentage of operating income (on a pre-tax basis, before the cash bonus expense).
Specifically, the cash bonus pool is accrued over the twelve months of the fiscal year. For the year ended December 31, 2007, there was a floor, or minimum, accrual of $5 million. While this floor was set by the Compensation Committee at the beginning of 2007, had there been a significant level of financial underperformance on a corporate level, the Compensation Committee had the sole discretion to reduce or eliminate the minimum accrual at any time during the year. For purposes of Section 162(m) of the Code, any minimum bonus accrued by the company is not part of the pool designated to the officers participating in the 2008 Incentive Program.
In addition to this floor, the Company accrued 27.5% of its operating income (gross revenues minus expenses on a pre-tax basis) before the cash bonus expense to the cash bonus pool. The percentage was determined at the beginning of 2007 based on our target financial plan and the aggregate median of competitive cash bonus levels. On a macro level, we attempt to tie the variable bonus accrual expense to revenue growth and operating income results. On an individual level, our incentive opportunity determinations are based in part on our estimation of the amount needed in aggregate to pay our employees competitively at the median of their respective benchmarked range. The approximate aggregate median represented the bonus accrual at plan.

Ms. Kristi Marrone	November 7, 2008
United States Securities and	Page 8 of 9
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9.	On page 25, we note the reference to financial metrics that were used to determine the bonus amounts payable to your named executive officers. It is not clear if each named executive officer had a specific set of quantitative targets that required achievement in order to receive a bonus payment. Please tell us all the targets/goals applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Also, to the extent there are discretionary and non- discretionary components of your bonuses, please discuss. Similar disclosure should be provided in future filings.
The financial metrics referenced on page 25 of the Proxy Statement refer to the financial metrics authorized pursuant to the 2004 Annual Performance Plan for the accrual of the cash bonus. These metrics pertain to the corporate accrual and do not necessarily pertain to individual goals or targets.
Under Section 162(m) of the Code, a federal tax deduction is generally disallowed to any publicly held company for non performance-based compensation paid in excess off $1 million in any taxable year to the CEO and certain other officers. However, because the 2004 Annual Performance Plan was adopted by the Company as a private company that subsequently become publicly-traded in 2004, there is a transition period that applied to MarketAxess through the 2008 Annual Meeting held on June 5, 2008. As such, bonus payments made for calendar year 2007 were discretionary. The corporate financial results as well as qualitative assessment that, in part, determined the bonus payments are discussed on page 26 of the Proxy Statement.
10.	Please tell us how the allocation of the bonus pool among named executive officers was determined.
The cash bonus pool for year-end 2007 was accrued on a macro level based on corporate financial results. A minimum floor was accrued as well as a percentage of operating income (gross revenues minus expenses on a pre-tax basis) before the cash bonus expense. In determining variable cash compensation, the corporate bonus pool accrual sets a ceiling on aggregate compensation expense for any given fiscal year. This in turn creates downward pressure on the amount that can be allocated to any one individual.
As the Company was in a transition period under Section 162(m) of the Code, cash bonus payments made to named executive officers in 2007 were entirely discretionary. On an individual level, the Compensation Committee reviewed each named executive officer’s benchmark data and then determined where within the appropriate range each named executive officer should be paid. Factors that the Compensation Committee relied on in making such a determination included: the named executive officer’s roles, responsibilities, and expertise; the pay level for peers within the Company and in the market for similar positions; the level of competition that exists within the market for a given position; individual performance; and contribution to corporate financial performance and the development of a long-term valuable franchise.

Ms. Kristi Marrone	November 7, 2008
United States Securities and	Page 9 of 9
Exchange Commission
* * * * * *
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934, as amended; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to such filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     We greatly appreciate your prompt review of this letter and your prompt notification to us if you have further comments or questions. Please contact Ori Solomon of Proskauer Rose LLP at (212) 969-3624 should you have any questions or additional comments.

Very truly yours, MARKETAXESS HOLDINGS INC.
/s/ James N.B. Rucker
James N.B. Rucker
Chief Financial Officer

cc:	Mr. William Demarest (Staff)
Ms. Stacie Gorman, Esq. (Staff)
Richard M. McVey (Chief Executive Officer, MarketAxess Holdings Inc.)
Charles R. Hood, Esq. (General Counsel and Secretary, MarketAxess Holdings Inc.)

Exhibit A
MarketAxess Holdings Inc.
Summary of Key Terms of Municipal Auction Rate Securities

				Most
	Principal			Recent						Current
	Balance as of		Maturity	Failed	FFELP		Credit	Credit Rating		Coupon
	Sep. 30, 2008	Cusip	Date	Auction	Guarantee	Collateral	Insurance	Moody's	S&P	Rate	Interest Rate Variables

Maine Fin Auth Ed LN	$2,300,000	56041WAA0	12/1/2033	10/21/08	100%	Student loans	AMBAC	Aa3	AA	6.04%	90 day AA rated CP, BMA Index
Student Loan Wash ED	2,400,000	86386NAG7	6/1/2036	10/16/08	100%	Student loans		Aaa	AAA	5.95%	30 day AA rated CP, BMA Index
Wyoming Student LN	2,000,000	983483BP2	6/1/2036	10/14/08	100%	Student loans			AAA	2.43%	90 day CP, 90 day T Bill
MassELFING	1,000,000	57563RFB0	1/1/2038	09/11/08		Student loans	AMBAC	Aa3	AA	N/A (a)	AA CP Rate, Kenny Index

	$7,700,000

(a)	Security was redeemed by the issuer on October 16, 2008